Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

A7FL Inc
9631 Stones River Park Way
Boca Raton, FL 33428
https://www.a7fl.com

Up to $1,070,000.00 in Common Stock at $1.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: A7FL Inc
Address: 9631 Stones River Park Way, Boca Raton, FL 33428
State of Incorporation: FL
Date Incorporated: May 28, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 8,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 856,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $375.00

<u>Voting Proxy of Shares Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Bonus

Invest within the first 48 hours and receive an additional 30% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 20% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 15% bonus shares

Opening Week Bonus

Invest during our opening week (4/19 - 4/26) and receive an additional 5% bonus shares

Amount-Based:

$750+

League Owner

Invest $750+ and receive an A7FL "League Owner" hat + 2020 season tickets x 2 (11 games)

$2,000+

Limited Run Cased Football

Invest $2,000+ and receive an A7FL cased football + hat + 2020 season tickets x 2

$5,000+

1st Edition Player Cards

Invest $5,000+ and receive a first edition A7FL player card set, 100 cards + cased football + hat + 2020 VIP season tickets (with player meet & greet) x 2

$10,000+

VIP Season Tickets

Invest $10,000+ and receive 10% bonus shares + first edition A7FL player "Tiffany" card set, 120 cards + cased football + hat + 2020 VIP season tickets (with player meet & greet) x 4

$25,000+

All-Access Pass to Championship Game

Invest $25,000+ and receive 20% bonus shares, 2020 VIP season tickets (with player meet & greet) x 4 , "all access" pass to Championship Game and After Party + "Tiffany" card set + cased football + hat

**All perks will occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

A7FL, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The A7FL, American 7s Football League, was founded in March 2014 as a 7-on-7 full-contact tackle football league played without helmets or hard shell pads. While the league's full contact excitement appeals to fans (600k social followers), we've tailored the 7-on-7 style of play to reduce head-to-head contact, the biggest problem in traditional American (NFL) football.

Athletes generally range from 18 to 30 years of age, but must be at least 18 and sign an injury waiver. The A7FL field size is 100 x 37 yards and does not utilize the field goal posts. With fewer men on the field than traditional 11-on-11 football, the narrower field width increases the pace of the action. The quarterback has 4 eligible targets with 2 down linemen. Offenses can run bone or pistol, and there are no blitz restrictions for the defense.

The A7FL season runs from April to July.

Competitors and Industry

Our competitors include the NFL, NFL Flag, and NCAA football. All of our competitors play traditional NFL-style football with helmets and pads, other than flag football which is not full contact and we believe not an exciting sport to watch.

NFL, www.nfl.com

NFL Flag, www.nflflag.com

Current Stage and Roadmap

In just 6 seasons, the Spring (April-July), American 7s Football League has grown to 20 teams and over 600K social media followers with 21 fully produced games distributed live via FITE TV and other games and highlights distributed via Twitch, Facebook Watch and WAVE.tv. Founded in 2014 by CEO Sener Korkusuz and President Ryan DePaul, the league has just added UFC Co-Founder David Isaacs to its ranks and is poised for further growth with the April launch of its seventh season. Most recently, the A7FL signed FITE TV to distribute 2 live Games of the Week for the 2021 season which includes 2 new expansion divisions - one in Florida (Orlando) and the other in Southern California (San Diego/LA).

We've bootstrapped the A7FL's operations since 2014 and we plan to use the proceeds from our StartEngine campaign to grow and further develop the league.

The Team

Officers and Directors

Name: Sener Korkusuz

Sener Korkusuz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO; Director, Secretary
  Dates of Service: May 28, 2014 - Present
  Responsibilities: Business operations, marketing, tech. Sener does not currently take any compensation and has 37.917% voting power at A7FL.

Name: Ryan DePaul

Ryan DePaul's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: May 28, 2014 - Present
  Responsibilities: Football operations and video production. This is Ryan's primary job where he works full-time. Ryan does not currently take any compensation and has 37.917% voting power at A7FL.

Other business experience in the past three years:

- **Employer:** RD Plex

Title: Founder
Dates of Service: March 01, 2012 - Present
Responsibilities: This is not Ryan's primary job. Ryan spends 10% or less time actively working on the business (4 hours per week or less).

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a league for no pads no helmets tackle football. Our revenues are therefore dependent upon the market for such type of football.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. Therefore, you will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will

(possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
A7FL Inc was formed on 5/28/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company

reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. A7FL Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Company is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns, amongst its intellectual property, multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property, including but not limited to, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the intellectual property unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential

revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a sports business, we produce live events which we record and then distribute via traditional linear networks but also via the internet. We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in Company's computer service or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Company could harm our reputation and materially negatively impact our financial condition and business.

Increased Competitive Pressures May Reduce Company Revenues or Increase Costs
A7FL competes with larger and more established sports leagues and may compete in the future with other leagues and sports that have yet to be established and may try to imitate our rules or style of play. The principal competitors in the sports entertainment industry have longer operating histories, larger fan bases, greater name recognition, and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. Either they or newly established leagues or teams may attempt to imitate our rules, recruit our talent or otherwise create a similar product. Increased competition may divert consumers to other sporting events and entertainment, which could reduce A7FL's revenue, including licensing or sponsorship fees, or increase its costs, including marketing and personnel.

Risk Associated with Managing Sports Leagues
The Company's management of a sports league creates a risk of liability for the Company, including but not limited to claims of bodily injury, property damage, intellectual property infringement, or breach of contract arising from league and team operations, venues, products and services, advertising, as well as participant or spectator injuries. The Company maintains general liability coverage that includes coverage for our events and we require all athletes to sign liability waivers and maintain their personal health insurance. Additionally, the Company has conducted research and developed practices and strategies to minimize harm and promote safety and require players to agree to a variety of terms including those developed to minimize the causes and/or contributing factors which often form the basis of lawsuits associated with a sports team, including the league in which the teams participate. However, the Company cannot guarantee that these or any other strategies will successfully prevent liability. The defense and prosecution of these claims may be costly, time consuming and adversely impact the Company's brand even if the outcome is favorable to the Company while an adverse outcome could subject the Company to significant financial liabilities that could result in decreased profitability for the Company and loss of your investment.

Sports-Related Injury Risks
All forms of sports and athletics are inherently dangerous to athletes. As a result, the Company, as well as the teams that compete in the A7FL, face unique risks for liability regarding sports-related injuries. As previously stated, the Company has conducted research and developed practices and strategies to minimize harm and promote safety and ensure compliance with state and federal sports safety regulations. In addition,

we require all players to sign a liability waiver in favor of the Company and require players agree to rules and terms including those developed to minimize the causes and/or contributing factors that can lead to athletic injuries. However, the Company cannot guarantee that these or any other strategies will successfully prevent liability. The defense and prosecution of these claims may be costly, time consuming; the publicity may adversely impact the Company's brand even if the outcome is favorable to the Company; and an adverse outcome could subject the Company to significant financial liabilities and any of these potential effects could result in decreased profitability for the Company and loss of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sener Korkusuz	2,730,000	Common Stock	37.917
Ryan DePaul	2,730,000	Common Stock	37.917

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 856,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,200,000 outstanding.

Voting Rights

One vote per each share. Each vote is granted to CEO or successor by proxy.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Company Securities

The Amount Outstanding includes the shares on a fully diluted basis which is a combination of:

1. Current Amount Issued: 6,270,000

2. Current Outstanding Options: 930,000

What it means to be a minority holder

As a minority holder of common stock of the Company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2020, compared to year ended December 31, 2019

Revenue

2020 was a pivotal year for the Company. After a successful 2019, in which the Company increased revenues 84.8% from the prior year (to $20,273), the COVID19 pandemic hit just prior to the start of the Company's 2020 spring football season. As a result, the Company was forced to postpone the season in favor of a July/August 4-team "Back in Motion Tournament" that aired live on ELEVEN Sports. While the Company was the first football league to return to play, the delay and overall uncertainly resulted in 2020 revenues declining to $12,693. Nevertheless, the League's increasing profile led it to add a highlight-focused distribution partner, WAVE.tv, whose social media posts featuring the Company's content resulted in 22M views during 4Q2020, with $537.50 in incremental revenue but also raising Company's profile especially among younger fans.

After generating sponsor sales revenue of $13,565 in 2019, in early 2020 we were forced to terminate our sales agency relationship as the pandemic caused sponsors to retrench overall and specifically with live events. Despite this environment, we moved forward with and successfully held our postponed 4-week season. In doing so, significant value in-kind - non specified but estimated at $55,000 - was provided by

Oz Technologies, provider of the Salus COVID19 mobile testing solution and physical tests, in exchange for presenting sponsor status for 2020. After our experience in 2020 and looking forward to 2021, we enlisted new sponsor sales agency Precision Sports & Entertainment in November 2020 (which did not impact our results in 2020 but runs through 2021). Largely due to the shortened 4-week 2020 season compared to 11 weeks in 2019, our revenues from media licensing declined to $3,692 in 2020 from $6,708 in 2019.

Cost of Sales

Cost of sales was $35,565 in fiscal year 2020, up from $18,999 in 2019, largely due to increases in live production expenses, including implementing full COVID protocols with weekly player and staff testing. We believe that mitigating the risk of COVID for our players and staff was necessary for our teams to play in 2020, while increasing our production quality and social media capabilities were necessary to establish the league as a viable option for future sponsorship and video licensing opportunities.

Gross margins

Gross profit in 2020 was $22,872, down from $1,274 in 2019, primarily due to increases in live production costs including staff to implement our COVID protocol and testing.

Expenses

2020 expenses rose to $196,271 compared to $11,756 in 2019, as the Company added the commissions, advertising, legal and accounting expenses related to our StartEngine crowdfunding campaign; formed new subsidiaries for live event production and lntellectual property licensing; and increased social media marketing including graphic design, reporting and highlight production.

Historical results and cash flows:

Our historical results and cash flows are not representative of what investors should expect in the future.

During 2020, we launched our StartEngine campaign and began investing the proceeds into the league and specifically our production and marketing. While we believe this invesment has helped to legitimize our unique style of play and put our league on a strong growth trajectory that will result in increased revenues over time, many elements of our business were impacted in 2020 by the pandemic. Moving forward, we plan to continue this investment as we establish a solid foundation for future partnership and revenue opportunities.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current cash on hand is $38,003 as of 4/5/2021.

The company currently has a revolving credit line with Chase, for a total amount available of $10,300. This line of credit currently has an outstanding balance of $7,486 as of 4/5/2021. The company has a second revolving credit line with Chase, for a total amount available of $3,000. This line of credit currently has an outstanding balance of $2,064 as of 4/5/2021.

The company currently has a revolving credit line with US Bank, for a total amount available of $13,500. The line of credit currently has an outstanding balance of $12,770 as of 4/5/2021.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this crowdfunding campaign are critical to our Company's operations. However, we can manage our expenses based upon the capital available and will continue to do so as we have shown over the previous six seasons of operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We forecast that funds raised in this crowdfunding campaign will account for 87.4% of the total funds the Company has on hand for operations for the 2021 season. However, if necessary, we can manage our expenses based upon the capital available

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise the minimum amount, we will be able to continue to operate the company for 5 months through the 2021 season (July 2021), if necessary, by decreasing planned expenditures in order to operate the company based on income generated.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum amount, we will be able to invest pursuant to our plans and continue to operate the Company through the 2021 season to January 2022.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As of now, we are planning for one potential future source of capital, an additional $8,000,000 round of financing in January 2022.

Indebtedness

- **Creditor:** Sener Korkusuz
  Amount Owed: $21,715.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021
  This debt does not accrue interest and is payable at a future date to be determined by management.

Related Party Transactions

- **Name of Entity:** Sener Korkusuz
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Shareholder loans made to Company totaling $21,715.
  Material Terms: No interest shareholder loan to Company payable at a future date to be determined by management.

Valuation

Pre-Money Valuation: $9,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. Our valuation was based on 4 year forward looking projections, and targeting a possible acquisition on a 4 year timeline. These projections were generated internally based on expected growth projections, using historical revenues and growth as the basis for the terminal value, which we discounted to present, and applied a significant risk discount.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of security, common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The company currently does not have any outstanding convertible securities. The company set it's valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Additional production resources for games and to increase social media capabilities.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  Branding, social media marketing, and PR.

- *Operations*
  17.0%
  Video production.

- *Company Employment*
  52.0%
  Hire key positions to expand operations.

- *Working Capital*
  12.5%
  Cash flow for other operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.a7fl.com (https://www.a7fl.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/a7fl

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR A7FL Inc

[See attached]

A7FL, INC.

Reviewed Financial Statements For The Years Ended December 31, 2020 and 2019

Jason M. Tyra CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
A7FL, Inc.
Boca Raton, FL

We have reviewed the accompanying financial statements of A7FL, Inc. (a corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the year sthen ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 30, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

A7FL, INC.
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

		2020		2019
ASSETS				
CURRENT ASSETS				
Cash	$	45,294	$	520
Deposits in Transit		16,211		-
Related Party Receivable		645		-
TOTAL CURRENT ASSETS		62,150		520
NON-CURRENT ASSETS				
Intangible Assets		125		-
Amortization		(2)		
TOTAL NON-CURRENT ASSETS		123		-
TOTAL ASSETS		62,272		520
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		8,512		6,312
TOTAL CURRENT LIABILITIES		8,512		6,312
NON-CURRENT LIABILITIES				
Related Party Loan		10,978		21,715
TOTAL LIABILITIES		19,490		28,027
SHAREHOLDERS' EQUITY				
Common Stock (10,000,000 shares authorized; 6,510,725 issued; no par value)		-		-
Additional Paid in Capital, Net		290,063		631
Retained Earnings (Deficit)		(247,282)		(28,139)
TOTAL SHAREHOLDERS' EQUITY		42,781		(27,508)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	62,272	$	520

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

A7FL, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Operating Income		
Sales	$ 12,693	$ 20,273
Cost of Goods Sold	35,565	18,999
Gross Profit	(22,872)	1,274
Operating Expense		
Legal & Professional	102,495	3,991
Advertising	63,795	1,313
General & Adminstrative	20,296	3,592
Rent	9,684	2,860
Amortization	2	-
	196,271	11,756
Net Income from Operations	(219,143)	(10,482)
Net Income	$ (219,143)	$ (10,482)
Net Loss Per Share		
Basic - Weighted average common shares outstanding	6,510,725	6,270,000
Net loss per share	$ (0.03)	$ (0.00)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

A7FL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (219,143)	$ (10,482)
Change in Accounts Payable	2,200	5,214
Change in Deposits In Transit	(16,211)	-
Change in Related Party Recievable	(645)	-
Amortization	2	-
Net Cash Flows From Operating Activities	(233,797)	(5,268)
Cash Flows From Investing Activities		
Development of Patent	(125)	-
Net Cash Flows From Investing Activities	(125)	-
Cash Flows From Financing Activities		
Draws on Related Party Loan	10,737	2,550
Issuance of Additional Paid In Capital	289,432	-
Non-Cash Expense	(21,474)	-
Net Cash Flows From Financing Activities	278,695	2,550
Cash at Beginning of Period	520	3,238
Net Increase (Decrease) In Cash	44,773	(2,718)
Cash at End of Period	$ 45,293	$ 520

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

A7FL, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common Stock Number	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2018	6,270,000	$ -	$ 631	$ (17,657)	$ (17,026)
Issuance of Stock		-	-		-
Net Income				(10,482)	(10,482)
Balance at December 31, 2019	6,270,000	$ -	$ 631	$ (28,139)	$ (27,508)
Issuance of Stock	240,725		284,886		284,886
Distributions			4,546		4,546
Net Income				(219,143)	(219,143)
Balance at December 31, 2020	6,510,725	$ -	$ 290,063	$ (247,282)	$ 42,781

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

A7FL, Inc. ("the Company") is a corporation organized under the laws of the State of Florida. The Company is commercial producer of sports entertainment content.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses of $219,143 and $10,428 in 2020 and 2019 respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds needed to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 30, 2022 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Intangible Assets, Net

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of capitalized trademark expenses the company incurred in 2020 and will be tested for impairment in following years.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The company earns revenue through the sale of merchandise and media events hosted by the client.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Leases

The Company currently occupies office space under a month-to-month basis. The lease may be renewed at the option of the Company at the then-current market rate.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to income tax filing requirements in the State of Florida

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.
In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

In 2017, the company issued a series of notes to related parties in exchange for cash for the purpose of funding continuing operations ("the Related Party Notes"). The notes do not accrue interest and are payable at a future date to be determined by management.

NOTE E- EQUITY

The Company currently has one classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 30, 2021, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

American 7s Football League (A7FL)

Professional No-Helmets No-Pads Tackle Football


A7FL
"THE UFC OF FOOTBALL"
DAVID ISAACS - UFC CO-FOUNDER & A7FL ADVISORY BOARD CHAIRMAN

Website | Boca Raton, FL | FILM & VIDEO | MEDIA

$428,489 raised

653 Investors	$9M Valuation
$1.25 Price per Share	$375.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	3 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

The American 7s Football League has pioneered no-helmets no-pads full contact tackle football. The A7FL's stripped-down style and high impact highlight videos attract young fans, and our grass roots appeal and safety record have led to expansion teams across the US as well as new media and revenue opportunities.

Overview | Team | Terms | Updates 77 | Comments | Follow

Reasons to Invest

- PRODUCT: Full contact football, the most valuable US professional sport, and unique new no-helmets no-pads format that draws younger viewers
- TRACTION: Entering 7th Spring season, 4 Divisions, 20 Teams, 600K+ social media followers, 120M+ video views, and major press coverage
- PARTNERS: Relationships with Twitch, Facebook Watch, WAVE.tv, and FITE TV

> "A7FL reimagines NFL-style action in a high octane package that's already a hit with fans!



THE PROBLEM

The NFL's loss of younger fans - combined with its now well-known risk to players' brain health - have created a massive opportunity for a new approach to the US' most popular professional sport

Rewards

Get rewarded for investing more into American 7s Football League (A7FL):

$375+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus. For details on the bonus, please see the Offering Summary section below

$750+
Investment
League Owner
Invest $750+ and receive an A7FL "League Owner" hat + 2020 season tickets x 2 (11 games).

$2,000+
Investment
Limited Run Cased Football
Invest $2,000+ and receive an A7FL cased football + hat + 2020 season tickets x 2.

$5,000+
Investment
1st Edition Player Cards
Invest $5,000+ and receive a first edition A7FL player card set, 100 cards + cased football + hat + 2020 VIP season tickets (with player meet & greet) x 2.

While the NFL remains the most popular and profitable US professional sports league, its fanbase is aging, as many young fans turn to e-sports and other options, and viewers of all ages have grown uneasy watching the league since learning of the devastating effects of its style of football on players brains including chronic traumatic encephalopathy (CTE).

Between 2000 and 2016, the average age of an NFL fan increased from 44 to 50. Meanwhile esports have exploded and younger fans are more and more likely to follow PewDiePie and Ninja than Tom Brady and Aaron Rodgers to watch their favorite gamers' Twitch and YouTube channels than watch full length NFL games with their fathers and grandfathers.

But advertisers covet younger demographics, especially those aged 18-34, while still appreciating live sports' ability to drive enthusiastic large audiences to appointment viewing. Existing leagues have twisted themselves into knots trying to solve this puzzle because as more kids spend time on their gaming systems, their interest in traditional sports decreases. And that's especially true with NFL football, which many parents - aware of the danger of brain injury - will no longer allow their young boys to play.

In a study of the brains of 111 former NFL players, 110 of them were found to have CTE, a degenerative brain disease that has been shown to result from repeated blows to the head. This issue has pervaded into popular culture in the form of major motion pictures, and has become a dominant issue in the media's coverage of the NFL and NCAA games.

People are fed up by the NFL's handling of this issue, as well as the weekly displays of head-to-head hits which cannot be eliminated despite the NFL's public endeavor to bring safety into the game. This is a futile effort, since as long as players are wearing modern day armor — in the form of heavy pads and helmets — they will always feel invincible enough to target the skulls of their competitors.


In a study of the brains of 111 former NFL players, 110 of them were found to have a degenerative brain disease (CTE)

Source

$10,000+
Investment

VIP Season Tickets

Invest $10,000+ and receive 10% bonus shares + first edition A7FL player "Tiffany" card set, 120 cards + cased football + hat + 2020 VIP season tickets (with player meet & greet) x 4.

$25,000+
Investment

All-Access Pass to Championship Game

Invest $25,000+ and receive 20% bonus shares, 2020 VIP season tickets (with player meet & greet) x 4 , "all access" pass to Championship Game and After Party + "Tiffany" card set + cased football + hat.

THE SOLUTION

No helmets = no head-to-head hits

By removing helmets and bulky hard shell pads from the game, the A7FL has created a new football format that highlights the players' athleticism while maintaining the full-contact, action-packed games that fans crave. Moreover, it creates a more personalized game (a distinction we've emphasized in our production and marketing) perfect for social media that we believe also successfully avoids most head-to-head contact and the devastating effects it has on players.

We have tweaked and honed our 7-on-7 football to be the ideal sports product for the modern era. While increasing excitement by narrowing the playing field and structuring the league to emphasize hyper-local rivalries, we've further addressed player safety by taking away the kick-off and kick-return (the most dangerous plays in football). At the same time, the A7FL's in-your-face style creates head-turning highlights and emphasizes the athleticism of its "everyman heroes." In a nod to street basketball, it's been called "The Rucker League for Football"...and rightly so.

Now entering our 7th season (we played so successfully during 2020 that our covid protocols were featured in Forbes), in 2021 we've expanded from our base in New Jersey and Maryland/Baltimore to Southern California and Orlando. Teams from within each city compete against one another during the course of a 7-week regular season that starts in April. Then the 2 best teams in each division face off in a 4-week playoff, culminating in July with our National Championship. The local element of our league increases fan interest, while giving us flexibility (as we proved while playing during the pandemic) and drastically cuts down on travel costs.

We took away


Helmets
Hard shell pads
Kick-off and kick-return



But kept the full contact athleticism



And made it 7-on-7

The Sports Market draws tens of billions of dollars in revenue each year

The sports market eclipsed $71B in revenue in 2018 and is expected to rise to $83B in 2023.

The NFL took in just under $15B in 2018, while top NCAA football programs like Texas and Ohio State can notch revenue totals surpassing $200M each year. Live media rights are expected to account for over $22B in revenue as the limited supply and increasing competition from new digital and OTT platforms drives up the price for live sports. And we believe the NFL's new 10-year television/digital deals virtually ensure that our league will face limited football competition as new distributors and established broadcasters all look for unique and compelling programming to drive viewers to their platforms.


40 yards
Sports market
revenue 2018:
$71B
A7FL


40 yards
Sports market
revenue 2023:
$83B
A7FL

Source

OUR TRACTION

Already a video and social media sensation, we're growing all facets of our business

Through our first six seasons of A7FL football, we've seen our content reach over a combined 120M people on social and other digital media and our social media accounts have attracted more than 600K followers.

We have secured key partnerships with distributors including Twitch, Facebook Watch, WAVE.tv and FITE TV; we've increased our internal marketing and production capabilities while adding outbound sponsorship sales and media relations capabilities. In the 4th Quarter of 2020, our videos featured on WAVE.tv delivered in excess of 22M video views and when ESPN's SportsCenter shared one of our highlights, it went viral and netted over 20M views and 30K comments.

In addition to our Northeast teams, we've added San Diego and Orlando divisions for a total of 20 teams when our 7th season launches on April 11, 2021. We've also restructured our league for future growth (we not only have 8 additional teams ready for 2022, we are planning to add new markets by licensing territories to new team "owners"). As a result, for 2021 we've increased local registration revenues, added new processes for our teams and divisions (including our first ever combines/tryouts around the country) and boosted new player safety controls.

Check us out: Instagram, Facebook, YouTube, Twitch


120 Million+
video views
600K+
social followers
Press
features
Sports Illustrated
B/R MAG
abc
Forbes

NFL players support the A7FL



"I don't see why this can't be a new sport. It's extreme. My kind of ball."
-Kam Chancellor, NFL Seattle Seahawks

"We grew up playing like this, we called it pitch up tackle..."
-Tyrann Mathiewu, NFL KC Chiefs





"Football the way you played in your backyard. No pads, full contact."
-Mike Vick, NFL Veteran Atlanta Falcons

"This [sport] is bananas! I watched this clip in its entirety and I must admit I was impressed."
-Leonard Marshall, NFL Veteran NY Giants



THE BUSINESS MODEL

Media licensing, sponsorships, merchandise and ticket sales make up our revenue base

While our product is something new, our business model leverages the success of other established sports leagues. The tried and true combination of rights licensing, sponsorships, merchandise and ticket sales produced a monthly revenue during the 2019 season of approximately $5K. For 2020, we matched those numbers while playing a mid-pandemic tournament-style season with 4 teams. And for 2021, we've moved to 20 teams, increased player registration fees and implemented a new content distribution strategy.

Each Sunday, we'll fully produce 4 games from our NJ Division, while focusing on highlights from our other 3 divisions. This will enable us to cost-effectively build up our content library while also delivering top-notch live games for our various distribution partners. Our 2 Sunday afternoon Games of the Week will premiere this season on FITE TV (with a unique pay-per-view model) while the day's early game will serve as pure promotion via Facebook Watch and our Sunday Night Football package will enable us to partner with yet another network.

We were proud to be the one of the first football leagues back in action in 2020. Our players not only felt safe with our comprehensive Covid protocols established through our partnership with OZ Technologies and their Salus health status solution, we were able to offer $2,500 in prize money to the winning team (the largest prize in the league's history). For 2021, we've increased that 8X to $20,000 to enable us to increase the already high quality of our players. As we move to the next stage of our development with more eyeballs and attention, we look to turn those standout players into our Stars.

For 2021, we are moving to further ramp up our existing revenue streams (please see our financials in our filing for full details regarding 2019 and 2020) - built on a base of league expansion, new distribution partnerships and increased emphasis on high level production, marketing and outbound sales. In the future, we envision deriving further revenues (and creating additional content and developing new fans) from our additional divisions.


SPONSORSHIP
MERCHANDISE
MEDIA RIGHTS
TICKETS

HOW WE ARE DIFFERENT

Unlike past NFL competitors, we believe our product is unique with a clearly differentiated football format

Since the NFL-AFL merger way back in the 1960s, every upstart football league that has attempted to take a piece from the NFL's massive pie has failed. We believe that's been due to their inability to provide a truly unique stand-alone product.

A7FL's football product blends the positive attributes of the NFL, such as the full contact athleticism that punctuates our always popular highlight videos, but with a new twist that provides a totally unique look and feel. And while our gameplay reduces the dangers to players, it also attracts the younger fans advertisers most desire, In fact, 76% of our fans are ages 18-34, roughly twice as many as the NFL.



Full Contact Tackle
15.8M+ viewers/game
Participation ↓17% (2015)
Highest CTE risk
Adult Fan Base
Highly Entertaining
Most Dangerous
Full Contact Tackle
No Helmets/Pads
600K+ Social Followers
120M+ Video Views
Online/TV Distribution
Young Adult Fan Base
Highly Entertaining
Less Dangerous
Non-Contact
FLAG
6.57M+ youth athletes
Participation ↑38% (2015)
Regional and national
Youth Fan Base
Least Entertaining
Safest

*This image was created internally to highlight public data currently available about both the NFL and NFL Flag leagues.



A7FL
RULES OF THE GAME
• 7 on 7 full contact
• No helmets or hard shell pads
• No kickoff, 3 on 1 throw-off
• Quarterback has 4 eligible targets with 2 down linemen
• Field size is 100 x 40 yards & does not utilize goal posts
• 1pt conversion from 5 yard line or 2pt conversion from 10 yard line
• 4 quarters, each 15 minutes
• 2-minute warning at end of 2nd and 4th quarter
• Clock stops for incomplete pass or out of bounds during 2-minute warning

THE VISION

128 teams in markets across the country

In the next five years, we plan to scale the A7FL with teams across the country. In these markets, we'll recruit top former high school and college players to retain the local component of our league that our fans absolutely love.

With this resulting increase in the number of A7FL games each season, the league will continue to leverage its strong social media presence to create bona fide stars out of our top players.

And as we build stars and add new markets, we plan to capitalize on opportunities in gambling, fantasy and e-sports to further build our brand.


A7FL
EXPANDING THE NATIONAL FOOTPRINT
NEW JERSEY
OHIO
MARYLAND
NEVADA
SO. CALIFORNIA
GEORGIA
TEXAS
FLORIDA
2021 CITIES
SAN DIEGO, CA
BALTIMORE, MD
NEWARK, NJ
ORLANDO, FL
2022 EXPANSION
LAS VEGAS, NV
DALLAS, TX
ATLANTA, GA
COLUMBUS, OH

2021	2022	2023
New Jersey	Nevada	Massachusetts
Baltimore	Texas	New York
Florida	Georgia	Pennsylvania
So. California	Ohio	No. California

**This image includes possible future team and division locations.*

OUR TEAM

Founded out of a love of the game

Co-founder Ryan DePaul was forced to end his college football career early due to suffering from concussions, and spent the next decade developing rules for a new league that doesn't force its players to choose between their long-term health and the game they love.

He joined up with childhood sandlot football pal Sener Korkusuz, the founder of SaaS company Earth Skater, and the two founded the A7FL in 2014. Korkusuz brings the experience of building a company and brand from the ground up, while DePaul is a model representative for the league, having lived the life of its players.

In 2019, UFC Co-Founder David Isaacs came on as Advisory Board Chairman. Isaacs saw massive similarities in the upstart football league to the early days of the UFC and decided to join up and assist in creating the future of yet another sport.


Sener Korkusuz
A7FL Co-Founder & CEO
A7FL


Ryan DePaul
A7FL Co-Founder & President
A7FL


David Isaacs
UFC CO-Founder &
A7FL Advisory Board Chairman
A7FL

WHY INVEST

We are looking toward the future

While the NFL remains America's dominant sports league, we believe nothing lasts forever.

We've created an exciting new football format that appeals to younger viewers, drives video views and attracts attention and social media followers. In doing so, we've also created a safer alternative to the NFL which over the long term will appeal to athletes, parents and fans concerned about players' brain health.

As we enter our seventh season, you have the chance to be a part of a future-oriented league. We are football for the digital, online and shareable age. Join us and grab a piece of the action.


GET IN ON THE A7FL

March 2017

TV Distribution

Key TV/Digital distribution partnership with ELEVEN Sports (DirecTV, Fios, Uverse).

March 2017



Partnership with Rockland Boulders

Began work with Rockland Boulders (metro NY) MiLB team to hold the 2017 A7FL Championship at their home stadium televised live by ELEVEN Sports.

July 2017



100K+ Social Media Followers

Social following grows to over 100,000.

March 2018

Distribution Agreements with ELEVEN Sports & Facebook

A7FL season distribution agreement with ELEVEN Sports and simulcast LIVE stream agreement with Facebook Watch.

July 2018



Social Media Followers Reach 369K

Social Media followers hit 369K

February 2019



UFC Co-founder Joins A7FL

David Isaacs joined as head of our advisory board.

March 2019



Distribution Agreements with Twitch, Facebook, and ELEVEN Sports

A7FL season distribution agreement with Twitch and Facebook Watch with postseason coverage on ELEVEN Sports TV.

July 2020

Successful Back in Motion Tournament

4 teams, 1st football league to play during pandemic

October 2020



A7FL Goes Viral on ESPN SportsCenter

Over 20M views and 18K comments received

November 2020


WELCOME TO THE A7FL

Added Sponsorship Sales, PR and Sports Rights Agency

To build new partnerships and increase press for the league

December 2020



Social Media Followers Reach 600K

Social media followers hit 600K

In the Press

SHOW MORE

Meet Our Team



Ryan DePaul

President

Ryan DePaul is the innovator behind the concept and rules of no pads, no helmets, tackle football, that he developed over 10 years before the A7FL was formed thus gaining tremendous empirical evidence both playing himself and from fellow athletes that, although counterintuitive, his format was a much safer way to play tackle football. Ryan also runs a personal business, RD Plex, however, his full-time role is running A7FL.

Ryan serves as commissioner of the league and video producer.



Sener Korkusuz

CEO

Sener Korkusuz is the Co-founder and CEO of the American 7s Football League (A7FL), founded in 2014. The A7FL is a new style of tackle football played without helmets and pads that is not only extremely entertaining but safer for athletes too. Sener is also a graduate of the Leigh Steinberg Sports Agent Program and a certified contract advisor for the Canadian Football League (CFL). Sener graduated cum-laude from the New Jersey Institute of Technology in 2001 with a Bachelor's degree in Computer Engineering.



David Isaacs

Chairman Advisory Board

As Co-Founder and executive producer of the UFC, Isaacs was involved with almost every aspect of building the Ultimate Fighting Championship. Isaacs has founded, run and advised multiple media/entertainment companies backed by top firms in the venture capital and entertainment industries. Isaacs has executive produced noteworthy series and events, including the world's first giant robot battle MegaBots vs. Suidobashi for Twitch; The Walking Dead live events; tour and TV specials for The College Music Awards; and multiple extreme sports competitions.

Offering Summary

Company :	A7FL Inc
Corporate Address :	9631 Stones River Park Way, Boca Raton, FL 33428
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$375.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	8,000
Maximum Number of Shares Offered	856,000
Price per Share	$1.25
Pre-Money Valuation	$9,000,000.00

Voting Proxy of Shares Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Bonus

Invest within the first 48 hours and receive an additional 30% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 20% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 15% bonus shares

Opening Week Bonus

Invest during our opening week (4/19 - 4/26) and receive an additional 5% bonus shares

Amount-Based:

$750+

League Owner

Invest $750+ and receive an A7FL "League Owner" hat + 2020 season tickets x 2 (11 games)

$2,000+

Limited Run Cased Football

Invest $2,000+ and receive an A7FL cased football + hat + 2020 season tickets x 2

$5,000+

1st Edition Player Cards

Invest $5,000+ and receive a first edition A7FL player card set, 100 cards + cased football + hat + 2020 VIP season tickets (with player meet & greet) x 2

$10,000+

VIP Season Tickets

Invest $10,000+ and receive 10% bonus shares + first edition A7FL player "Tiffany" card set, 120 cards + cased football + hat + 2020 VIP season tickets (with player meet & greet) x 4

$25,000+

All-Access Pass to Championship Game

Invest $25,000+ and receive 20% bonus shares, 2020 VIP season tickets (with player meet & greet) x 4 , "all access" pass to Championship Game and After Party + "Tiffany" card set + cased football + hat

**All perks will occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

A7FL, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

A7FL Season Launches this Sunday at 1:30 PM ET on FITE

7 days ago

Muscle & Fitness Features A7FL's Own Corey "CP3" Price

The A7FL season starts this Sunday, April 11, with 2 Games of the Week available LIVE on new distribution partner FITE from Asbury Park Stadium in Asbury Park, NJ. In the first game starting at 1:30PM ET with the Baltimore Cobras facing the Trenton BIC. In the second Game of the Week matchup at 4:00 PM ET, the Old Bridge Hawks take on the New Jersey Savage.

Both games will be available free on FITE - Click below to enjoy the digital streams, available worldwide:

April 11 – 1:30pm ET and 4pm ET

As part of our longer term strategy to tell our players' backstories, Muscle & Fitness today ran a terrific piece A7FL star Corey "CP3" Price:

IN THE A7FL, COREY PRICE GETS A SECOND SHOT

AT FULFILLING FOOTBALL DREAMS:

CP3 is one of the top players in the intriguing no-helmet football league


SAVAGE
3

Click here to read the full story. And we'll see you on Sunday!

Notice of Funds Disbursement

8 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, American 7s Football League (A7FL) has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in American 7s Football League (A7FL) be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

The A7FL® Kicks Off New Season on FITE

9 days ago


A7FL
FOOTBALL IS BACK
APRIL 11 GAMES OF THE WEEK
BIC
VS.
COBRAS
SAVAGE
VS.
HAWKS
1:30 PM ET
4:00 PM ET
LIVE ON
FITE

Full-contact, no helmets, no pads, 7-on-7 football kicks off its 7th season on the top streaming sports provider with two "Games of the Week" every Sunday; 20 teams, including recently added Florida and Southern California expansion divisions, will compete beginning April 11

Asbury Park, NJ (April 7, 2021): The American 7s Football League® (A7FL) and FITE today announced that two A7FL Sunday "Games of the Week" will be presented live exclusively by FITE, the premier global digital platform for sports and entertainment, for the fast-growing league's 2021 season beginning on April 11. Each Sunday during the league's regular season and national playoffs, FITE will present the A7FL's pioneering, no-helmets, no-pads, full-contact tackle football on Pay-Per-View with two top matchups along with look-ins from games being played around the country. As an added bonus, FITE is making the first two weeks of the upcoming season completely free.

The 2021 season follows a successful tournament format that took place this past summer which showcased the A7FL as the first football league to resume play during the pandemic. The A7FL's unique rules retain the toughness and excitement that fans crave while also delivering action-filled games and mind-blowing highlights, bringing the sport to the attention of millions of new fans while also catching the attention of SportsCenter, Snoop Dogg and Deion Sanders. The A7FL piloted its FITE relationship by presenting a classic matchup featuring perennial league powerhouses the PA Immortalz vs the NJ Savage on March 21st, leaving FITE fans impressed and wanting more American 7s content.

"There's a lot of ways to look at A7FL," said Michael Weber of FITE. "Some say people like it because it's how we all grew up playing the game in parks and streets. One thing we found for sure in March is that combat sports fans really like it."

In addition to its New Jersey and Baltimore teams, the A7FL has now added two new divisions, one in Florida (based in Orlando, the largest US market without an NFL franchise) and the other in Southern California (in and around San Diego), where the season is scheduled to start on April 18th. This increases the league's current number of divisions to 4 with a total of 20 teams.

"There's a huge crossover between A7FL and MMA fans," said David Isaacs, UFC Co-Founder and Chairman of the A7FL's Advisory Board. "Partnering with FITE enables us to reach these diehards where they already go for fights and wrestling. And now they'll have the chance to experience what the A7FL is all about."

For its April 11 opening day matchups, FITE will present two "Games of the Week" starting at 1:30 PM ET with Trenton BIC vs. Baltimore Cobras. The Cobras are led by Derrell "BONE" Harris, one of the league's most versatile players, who will line up against a stacked BIC squad that features legendary running back Courage Mozie as well as 2-time A7FL MVP Matt Riddick and Ashante Worthy, the A7FL 2020 Rookie of the Year and 2018 New Jersey High School Football Player of the Year.

FITE's second game at 4 PM ET will pit the New Jersey Savage vs. Old Bridge Hawks. The Hawks feature a talented pair of running backs, former New Jersey high school sensation Michael Liberti and the always dangerous Khaleel "MambaStackz" Greene. They'll face a tough Savage defense led by standouts Olajuan "Olay" Bell and Isaac "iSack" Negron. Both games will be shown live from Asbury Park, NJ, where the A7FL has an extremely dedicated and engaged fanbase.

Click below to enjoy the digital streams on FITE, available worldwide:

April 11 – 1:30pm ET and 4pm ET

####

About FITE

FITE is the premium global platform for live sports and entertainment offering many of the industry's marquee PPV events and SVOD packages with 4MM registered users. FITE is available worldwide through its iOS and Android mobile apps, Apple TV, Android TV, ROKU, Amazon Fire TV and Huawei apps. In addition, FITE supports Virgin TV, Samsung, LG, Vizio SmartCast™, Cox Contour and the Contour Streaming Player, Foxxum, Chromecast, PS4, XBOX, ZEASN, Comcast's Xfinity X1 and Xfinity Flex, Netrange, Vidaa/Hisense, VEWD, Netgem TV, as well as 7,000 models of Smart TVs. Available online at www.FITE.tv. Become a FITE affiliate—it's FREE.

Follow us on Twitter, Instagram, and Facebook. If it Happens, it's on FITE.

About A7FL

The American 7s Football League (A7FL) has pioneered a familiar yet completely new format for America's most popular sport: 7-on-7 football without helmets or hard shell pads. A7FL's unique gameplay retains the toughness that fans crave while focusing on action-filled performances by its athletes. American 7s' thrilling highlights and compelling content attract fans of all ages and drive a new younger audience of consumers while generating tens of millions of views. Founded in 2014 by CEO Sener Korkusuz and President Ryan DePaul, the Spring league (April-July) recently added UFC® Co-Founder David Isaacs to its ranks and has grown to 20 teams in 4 divisions with over 600K social media followers and partnerships with FITE, Facebook Watch, Twitch and WAVE.tv. The A7FL also offers its fans the opportunity to become league owners via an equity crowdfunding campaign on StartEngine. For more information, visit A7FL.com.

American 7s Football League® Announces 2021 Schedule

14 days ago



A7FL WEEK ONE SCHEDULE
VS.
APRIL 11 / 11AM
VS.
APRIL 11 / 2PM
TEAM VS.
APRIL 11 / 12PM
SAVAGE VS.
APRIL 11 / 4PM
VS.
APRIL 11 / 1:30PM
VS.
APRIL 11 / 6:30PM

Play Starts Sunday April 11 for 20 Teams in 4 Divisions

The American 7s Football League (A7FL®) announced today the full schedule for its 2021 season. Now entering its 7th season, the A7FL has grown to 4 divisions with 20 teams for the 2021 campaign which will begin with a series of key match-ups on Sunday April 11.

"We're thrilled our league will be back on the field in full force for 2021," said A7FL Co-Founder and CEO Sener Korkusuz. "Our players, our new divisions, and our expanding list of partners are all incredibly excited to be able to play the A7FL's brand of smash-mouth football. Our existing fans are going to see some big changes, and our new fans are in for a wild ride."

The season starts in New Jersey on Sunday April 11. Opening Day features 2 back-to-back Games of the Week starting at 1:30PM ET with the Baltimore Cobras facing the Trenton BIC. The Cobras will be led by Derrell "BONE" Harris, one of the most versatile players in the league, who will line up against a stacked BIC squad that features not only legendary running back Courage Mozie but also 2-time A7FL MVP Matt Riddick and Ashante Worthy, the A7FL 2020 Rookie of the Year and 2018 New Jersey High School Football Player of the Year.

In the second Game of the Week matchup at 4:00 PM ET, the Old Bridge Hawks take on the Essex Savage. After putting up a 3-1 record in last year's Back in Motion Tournament, the Hawks return with their talented pair of running backs, former New Jersey high school sensation Michael Liberti and the always dangerous Khaleel "MambaStackz" Greene. The Savage feature big time talent on both sides of the ball with a pair of power running backs in Willie "Money" Mayweather and A7FL legend Charles Irvin and they're led on the defensive side by Olajuan "Olay" Bell and Isaac "iSack" Negron.

The day will start in New Jersey at 11 AM ET with the Silk City Animals facing The Spanktown Boyz and, ending with a 6:30 PM ET gametime for the 2020 Back in Motion Tournament Champions The Paterson U taking on the East Orange Renegades. All New Jersey Division games will be played at Asbury Park Stadium (1003 Sunset Avenue, Asbury Park, NJ 07712).

Also on Sunday April 11, the A7FL's Florida Division will begin play at 12 PM ET in St. Petersburg with the Tampa A-Team facing the O-Town Orange followed by the Tampa Nightcrawlers vs. the Orlando Ghosts. Then on April 17, games in Baltimore begin at 12 PM ET with the Baltimore Vikings vs the Baltimore Vipers followed by the Park Heights Bulldogs vs the Baltimore Gators at the Y's Ripken Memorial Field (900 East 33rd Street, Baltimore, MD 21218). Florida's games will alternate between The St. Petersburg Sports Complex (4801 31st Street South, St. Petersburg, FL 33712) and Deputy Scott Pine Park Stadium (5523 Winter Garden Vineland Road, Windermere, FL 34786).

The League's new Southern California Division will commence on April 18 at 12 PM PT with the San Diego Shockwave against the San Diego Predators followed by the Los Angeles Aces vs the Riverside Rampage. All San Diego division games will be played at Park East Field located at 550 Park Center Drive, Santee, CA 92071.

The top teams in each division will compete in playoffs that begin on Sunday June 11 and conclude with the crowning of the A7FL's 2021 National Champion on Sunday July 18. Information on all games, including how to buy tickets and where to watch live, is available at A7FL.com.

A7FL Premiers on FITE TV Sunday March 21 at 7 PM ET

28 days ago


A7FL
GET IT ON SUNDAYS

FITE TV to Premier Classic A7FL Final 4 Playoff Game

A7FL Co-Founder and CEO Sener Korkusuz announced today that the league would launch its promotion for its upcoming 2021 season with programming on FITE, the premier global digital platform for sports and entertainment.

FITE will premier American 7's classic 2019 Final Four playoff match-up between league powerhouses the PA Immortalz and the NJ Savage on Sunday March 21st at 7 PM ET. "If you know about that game and those teams' fierce rivalry, you understand why it's a great way for us to introduce no-helmets no-pads football to the FITE audience," said Korkusuz, "and to get folks excited for the April 11 start of our 2021 season".

The launch of A7FL on FITE will follow a powerhouse lead in program, the 4 PM ET return of the National Wrestling Alliance (NWA) and its 'Back For The Attack' Pay Per View, under the leadership of league President Billy Corgan, known around the world for his lead role in the band The Smashing Pumpkins. "The FITE audience is our audience," continued Korkusuz. "Plus we've always said our football was 'smash mouth', so it's only fitting we'll follow Billy Corgan."

A7FL Signs Over 100 New Players from Baltimore to San Diego

about 1 month ago


00:38

A7FL Combines Deliver Big Hits Across the Country

The A7FL concluded its first ever open combines across the country between February 20 (first Florida event) and March 7 (New Jersey). The events were designed to introduce new players to the American 7s game, evaluate their skills and help fill out the rosters of both new and existing teams prior to the launch of the league's 7th season on April 11.

"Since we've added 2 divisions this year, we really needed to see what the new players would bring to the league," said Sener Korkusuz, A7FL Co-Founder and CEO. " And were impressed - we had over 100 players participate so we got a really good look at them. Plus we captured training footage and interviews with a new crop of up-and-coming players who we hope will become our next group of stars."

Along with seeing the player in action, the combines provided the opportunity to hear the players' stories and they ran the gamut: from a high school baseball player looking to reinvent himself as a quarterback, to a lifetime football player now a high school head coach, to a former marine who has become a screenwriter and practices multiple martial arts. And perhaps the most unique background belongs to David Bailey - a Brooksville (FL) city councilman who will join the A7FL playing alongside his son. "These players don't just play four years of big-time college ball and then get drafted," said A7FL Co-Founder and President Ryan DePaul. "They come from all over, literally from any background. All they need is the the talent and desire to get out there and mix it up."

The combine series also provide an opportunity for the league to develop its local press relationships. For example, Advisory Board Chairman and UFC Co-Founder David Isaacs provided San Diego's leading morning TV show with an extended interview about his local combine. In another, President DePaul was featured on New Jersey's News 12. These new players and the local news coverage about the combines puts the league on a solid foundation as the league's focus shifts to its April 11 season opener.

A7FL Signs First Weekly Columnist

about 1 month ago



Set to Chronicle the League's Evolution,
Matt Ryan Proclaims "This is the Future of Football!"

As it prepares for the launch of its 7th season on April 11, The American 7s Football League announced today the addition of a weekly opinion column by Matt Ryan to its content offerings. Ryan, who has previously brought his unique play-by-play announcing style to the league's broadcasts, is well known across social media for his sharp wit, humor and perspective on everything from mixed martial arts and pro wrestling to football and baseball.

"It's great to have someone with Matt's long term view on both sports and pop culture focusing on the A7FL," commented David Isaacs, UFC Co-Founder and Head of the League's Advisory Board. "As we expand across the country, it's the perfect moment to add Matt and his prodigious talent to our bench."

"The A7FL fits modern sports and social culture like a glove," commented Ryan. "The game is what we need now in the era of social media and I am excited not only to write about it, but watch these guys go out on the field and do some ridiculous things."

Ryan's first column - "Why I Love the Sport of Football" - can be found here. Going forward, new entries will be posted to the league's website A7FL.com and across its social media accounts.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, American 7s Football League (A7FL) has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in American 7s Football League (A7FL) be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

American 7s Football Comes To California

about 2 months ago


A7FL
SAN DIEGO COMBINE
SATURDAY MARCH 6TH
KROC CENTER SOCCER FIELD

Open Combine in San Diego This Weekend

WHAT: THE Football Combine you have always wanted to participate in. Come try out to be a part of the American 7s Football League ® (A7FL) inaugural season in San Diego. Testing includes the 40-yard Dash, Shuttle Run, Broad Jump, Vertical Jump, Long Toss and much more! Additional information available here.

WHEN: Saturday, March 6: 11:30am – 3:00 pm PST

WHERE: Kroc Center (Soccer Field)

6845 University Ave, San Diego, Ca 92115

WHO: Interview opportunities with David Isaacs, A7FL Advisory Board Chairman and Ultimate Fighting Championship ® (UFC) Co-Founder, along with local A7FL prospects and Football Combine participants

ABOUT: The American 7s Football League (A7FL) has pioneered a thoroughly familiar yet completely new format for America's most popular sport: 7-on-7 without helmets or hard shell pads. The A7FL's unique rules retain the toughness and excitement that fans crave while also delivering action-filled nail-biting games and mind-blowing highlights. For its 2021 season, the league is expanding to 32 teams in 4 divisions based in New Jersey, Maryland (Baltimore), Florida (Orlando) and Southern California (San Diego). The 2021 A7FL Season will begin on April 11th and run through July 18 th . For more information visit www.a7fl.com

Meet Octavious Walker: Entrepreneur & A7FL Investor

about 2 months ago


MILLIONAIRE
HABITS
SBO
POIZD

Since its inception in 2014, the A7FL has attracted athletes with one thing in common: love of the game. And despite the league's growth, it's stayed true to those roots. Players must have more than talent, they need to possess a burning passion to step onto the gridiron on Sundays and compete at a high level in a full contact sport after a long work week (and with Monday morning fast approaching). That raw emotion and that fact that anyone who has the skills and the desire can play make the A7FL strikingly genuine – and new fans and investors are taking notice.

Last year, the A7FL launched its StartEngine equity crowdfunding campaign, it's first outside fundraising. Despite a pandemic-delayed season, to date the campaign has raised more than $370,000 from nearly 600 individual investors. As the league prepares to enter its 7th season, this unique fundraiser offers fans around the world the first-time opportunity to invest at the ground level in a football league correctly billed as "by the people, for the people."

Octavious Walker, one of the league's new investors, truly embodies the league's spirit. Currently stationed overseas with the United States Army, Walker discovered the A7FL by chance while watching football highlights on social media. "It reminded me of how we would play growing up," said Walker. "I think that it's definitely a sport that a lot of people can relate to who love the game."

Walker also owns his own clothing line, POIZD, and brought his entrepreneurial spirit to the league when he jumped at the opportunity to invest. "I'm excited to see where the A7FL goes from here," he commented.

"We're incredibly grateful for our StartEngine campaign and the overwhelming belief in our sport," said A7FL Co-Founder and President (and former player) Ryan DePaul. "It's great to see so much enthusiasm for the A7FL by fans, players and now investors - like Octavius - who share our passion for our unique brand of grassroots football."

DePaul also highlighted that the league has allocated its new funding to areas that will aid the rapid growth of the sport, adding marketing, sales and press relations expertise. And since its debut on StartEngine, the league doubled in size to 32 teams, introducing 2 new divisions in the major sports markets San Diego and Orlando. In addition, the 2021 season, beginning on April 11, will feature a $20,000 purse – the largest prize American 7s has ever offered. "This growth wouldn't have been possible without our new investors," concluded DePaul. "And we plan to thank them by taking this league to an entirely new level."

SHOW MORE UPDATES

Comments (196 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

Alex N. 2 INVESTMENTS INVESTED 2 days ago
Is my owner hat coming soon??? I invested over a month ago;). THANKS!!!

Sener Korkusuz - **American 7s Football League (A7FL)** 19 hours ago
Hi Alex, first off, thank you for your show of support by investing in the league you love! We are working on getting all of our investor perks out and just a bit behind now at the start of the new season. Rest assured, your hat perk is in queue and will be sent in the order in which investments were received. Also, for anyone receiving season ticket perks, we are still sending these out weekly to make sure everyone has a chance to attend this season (and if your tickets are not used in 2021, they will still be valid for 2022).

John B. SE OWNER 5 INVESTMENTS INVESTED 2 days ago
Thanks Sener.

John B. SE OWNER 5 INVESTMENTS INVESTED 3 days ago
Just made a investment in the A7FL. I believe its going to continue to grow. Any chance of teams coming to the Maine area soon? That would be great!

Sener Korkusuz - **American 7s Football League (A7FL)** 3 days ago
Hey John - thank you for your investment in A7FL's expansion! Yes, we are establishing new divisions across the country and we are less than 30 days out to launching our application process for new division owners, so stay tuned for updates on new divisions for 2022. Hopefully, Maine will be one of them!

Senitiki R. 3 INVESTMENTS INVESTED 17 days ago
Excellent. Thanks.

Senitiki R. 3 INVESTMENTS INVESTED a month ago
Hi. I invested about 4 months ago at the $750 tier. I still have not received my league owner hat. Is there an update on this? Thanks.

Sener Korkusuz - **American 7s Football League (A7FL)** a month ago
Hi Senitiki! Thank you for your investment and support! I just checked on your perk and can see the shipment is pending so I will make sure we get it out to you ASAP. I believe our international shipments are taking a little longer to go out and I thank you for your patience. Rest assured your league owner hat will be on the way soon.

Nicholas D. a month ago
What are the current rewards for investors? The rewards listed online are tied to 2020.

Sener Korkusuz - **American 7s Football League (A7FL)** a month ago
Hi Nicholas! The ticket perks are now applying to the 2021 season and we will be sending digital tickets soon.

Boyer B. SE OWNER 31 INVESTMENTS INVESTED a month ago
A bit more on my previous post: American sports media is driven by highlights: That 3 to 7 second clip of a great play: boxing knock-out, home-run or NASCAR crash. It's candy to us, and often the visual that can create interest. When I watch A7FL highlights of a guy running, or catching the ball and being tackled, and then I see the white football, it's almost like seeing a post-scrum play from a Rugby game. (I'm not seeing this action from when all the players are set up at the line of scrimmage). So, if someone is new to the A7FL, they won't have the context of what is happening on the field. I may be over-thinking this. But part of me thinks about sports talk radio guys, and tv sports guys, who are new to the A7FL, and not yet familiar with it, yet who can propel this league, saying to themselves, "Oh, it's Rugby. I make my living off of football, so I'm not interested." (Sorry for being a nag tonight! But as a marketing guy, just thinking things through).

Sener Korkusuz - **American 7s Football League (A7FL)** a month ago
Boyer, you're definitely right about familiarity with our sport - we invented a new sport, making backyard football professional - so at first glance it could take a minute to comprehend what the heck is going on in our game. That's also part of what makes A7FL so entertaining, seeing us for the first time, makes you think... it's not flag football, and no this isn't rugby, but wait, what... it's no helmets, no pads, and they are playing tackle football, unbelievable! I appreciate your input, thank you.

Boyer B. SE OWNER 31 INVESTMENTS INVESTED a month ago
I am watching Top 100 Plays of The Decade - A7FL No Pads Tackle Football Highlights from YouTube tonight. Lots of fun. My question: Have you guys settled on your football? Some of these high-lights show a white football. (My brain immediately thought Rugby, and made me think I was watching a Rugby game. As in visually, my brain said, "This is Rugby."). Then I saw highlights with a brown "pigskin" with the traditional white stripes at either end. I think I also so highlights with a brown pigskin with no stripes. My brain said, "football!" My opinion: The ball should be brown, and look like a college/NFL ball. I've noticed some of your marketing says, "This is not Rugby!" So, as a I psychiatry major, and a guy whose career is media based, I see the visual of the A7FL ball as being something that offers "instant recognition" as to what this sport is all about. I'm afraid a white football, will make people think Rugby, and that they will immediately "turn off the channel." Please share your thoughts.

Sener Korkusuz - **American 7s Football League (A7FL)** a month ago
Hey Boyer, always appreciate your perspective, thank you. Correct, over the years we've used both the traditional brown football and our custom white football made by Baden (similar to an NFL football and not a rugby ball in size), see www.a7fl.com/shop. We are always considering ways to improve the look of the game so a color change on our football could be possible in the future. On the subject of rugby, I think it's been a blessing for us - the rivalry we're a part of over which sport is better - Americans love football, but overseas rugby rules, and we anticipate that as A7FL gains exposure, our game will translate into huge success overseas as well.

On the subject of rugby, we get so many rugby fans/people from overseas who think our sport is rugby when they first see it, but then they love what we are doing by taking helmets and pads out of football

SHOW MORE COMMENTS

©2021 All Rights Reserved

About
Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies
Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors
Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact
Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Transcript:

VO, Ryan DePaul: I grew up in a small town called Sayreville New Jersey where I started out playing football in backyards, then in high school, then finally in college.

VIDEO: Ryan Interview to Camera. Old footage of backyard game, Ryan HS and college footage or stills. Title: Ryan DePaul, A7FL Co-founder & President

VO, Ryan DePaul: But I had to stop playing because of concussions. So some old teammates of mine started messing around with the idea of playing without helmets, without pads, and starting a league.

VIDEO: Ryan interview to camera. Old footage of an A7FL game.

VO, Ryan DePaul: We started posting ads on Craigslist and Myspace to organize some games and people just started showing up. We didn't have a stadium, we didn't have a field, we didn't have jerseys, just a bunch of guys that loved the game of football.

VIDEO: Old footage of an A7FL game.

VO, Sener Korkusu: Ryan and I grew up playing football together so after I started a successful internet company, I was looking for my next opportunity. That's when I saw what Ryan was doing with no pads tackle football, and I was hooked! So together we created the American 7s Football League.

VIDEO: Sener interview to camera. Footage of an A7FL game. Title: Sener Korkusuz, A7FL Co-founder & CEO

VO, Ryan DePaul: Fast forward to today, and the A7FL is entering its 7th season. We have over 20 teams, distribution through Twitch, Facebook Watch and now FITE and WAVE TV, with over 600,000 die-hard football fans that follow us on social media.

VIDEO: Highlights, Twitch/FB Watch/Eleven screen images or logos

VO, Ryan DePaul: And our unique brand of football - combined with the NFL's huge problem with CTE - has led to amazing media coverage since the very start.

VIDEO: ABC Show headlines and computer rendering of a person getting a body scan. ABC News interview.

VO, DAVID ISAACS: When I first saw the A7FL, I knew I was looking at the UFC of football and I was 100% certain I wanted to be involved. A full contact but safer game with amazing athletes, great local rivalries and phenomenal viral videos. It's the future of football.

VIDEO: David interview to camera. Footage of an A7FL game. Title: David Isaacs, UFC Co-founder

VO, Ryan DePaul: Ryan: Now we're raising money to build the A7FL into a true national sports league. We want to add our production and marketing, increase our ability to sell sponsorships and license our video rights, put up prize money for the players and teams, and expand to new regions. Imagine if you could have owned part of the NFL or the NBA when it started.

VIDEO: Ryan interview to camera. Highlights of A7FL games.

VO: We're creating our own version of America's most popular sport and we need your help. Invest now so we can reinvent football, the game we all love, together.

VIDEO: Video of A7FL game footage, team huddle/chant, A7FL logo

END

TRANSCRIPT FOR SIZZLE REEL VIDEO

VO: It's not flag, it's not 2-hand touch, it's the real deal!

VIDEO: ABC News footage with voiceover, highlights

VO: There's a league going on right now, a full contact football league with no helmets. It's called the A7FL. Is this what the NFL turns into? Which I'm watching right now on my computer screen. Right, that's the league that's going to take this country by storm. All this league needs is a TV contract.

VIDEO: Mike and Mike Show voiceover over highlights, A7FL Logo, card "120M VIDEO VIEWS"

VO: Announcer commentary "My man Silky, he's on the goal, quick pass! Caught by HardBody! The bachata, he's doing the bachata!"

VIDEO: Highlights then card "FULL CONTACT"

VO: You can play an entire game in the A7FL and not hit your head 1 time. It is impossible to play a game of football with helmets on and not hit your head almost every single play.

VIDEO: Highlights, Cheddar interview footage, graphics for 20 TEAMS, 600K FOLLOWERS, NO PADS, NO HELMETS. A7FL Logo.

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.